P.E. 12/31/01

02013397

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

RECEIVED FEB 06 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

For the month of December 2001

HITACHI, LTD.

(Translation of Registrant's Name Into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___×___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___×___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

W/AY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HITACHI, LTD.
(Registrant)

Date February 5, 2002 By

Kazuo Kumagai
Executive Vice President and Director

FOR IMMEDIATE RELEASE

Contact:

Japan:	Emi Takase Hitachi, Ltd. +81-3-3258-2056 emi_takase@hdq.hitachi.co.jp	U.S.:	Masahiro Takahashi Hitachi America, Ltd. +1-650-244-7902 masahiro.takahashi@hal.hitachi.com
Singapore:	Yuji Hoshino Hitachi Asia Ltd. +65-231-2522 yhoshino@has.hitachi.com.sg	U.K.:	Kantaro Tanii Hitachi Europe Ltd. +44-1628-585379 kantaro.tanii@hitachi-eu.com

Notice of Conclusion of Corporate Split Agreements and Merger Agreement

Tokyo, Japan, December 25, 2001 -- Hitachi, Ltd. (NYSE: HIT / TSE: 6501) today announced the conclusion of a corporate split agreement with Hitachi Taga Electronics Co., Ltd. and Hitachi Tochigi Technology Co., Ltd. to establish Hitachi Home & Life Solutions, Inc., a new consumer products company. In addition, Hitachi also has concluded a corporate split agreement with Hitachi Service & Engineering (EAST), Ltd. Hitachi Service & Engineering (EAST), Ltd., Hitachi Service & Engineering (West) Ltd., Hitachi Drive Systems, Ltd. and Hitachi Nakajo Technology, Ltd. have signed a merger agreement. At the same time as the split and merger on April 1, 2002, Hitachi Service & Engineering (EAST), Ltd. will undergo a change of the company name to Hitachi Industrial Equipment Systems Co., Ltd.

About Hitachi Home & Life Solutions, Inc.
Business: Development, manufacture and sales of consumer products and peripheral systems
President and Director: Kunio Sebata
Capital: 25 billion yen (100% owned by Hitachi, Ltd.)
Split-off date: April 1, 2002
Head Office: Tokyo, Japan
Major production bases: Ibaraki Prefecture and Tochigi Prefecture
Employees: Approximately 18,000 (at time of split-off)
Sales: About 560 billion yen (Fiscal year ending March 31, 2002)
About 600 billion yen (Fiscal year ending March 31, 2004)

About Hitachi Industrial Equipment Systems Co., Ltd.
Business: Manufacture, sales, system solution and service solution of industrial components and equipment
President and Director: Kiyohiko Shiiki

(more)

Capital: 9 billion yen (100% owned by Hitachi, Ltd.)
Split-off date: April 1, 2002
Head Office: Chiba-city, Japan
Major production bases: Chiba Prefecture, Niigata Prefecture and Shizuoka Prefecture
Employees: Approximately 4,800 (at time of split-off)
Sales: About 145 billion yen (Fiscal year ending March 31, 2002)
About 158 billion yen (Fiscal year ending March 31, 2004)

About Hitachi
Hitachi, Ltd., headquartered in Tokyo, Japan, is one of the world's leading global electronics companies, with fiscal 2000 (ended March 31, 2001) consolidated sales of 8,417 billion yen ($67.9 billion*). The company manufactures and markets a wide range of products, including computers, semiconductors, consumer products and power and industrial equipment. For more information on Hitachi, Ltd., please visit Hitachi's Web site at http://global.hitachi.com.
*At an exchange rate of 124 yen to the dollar.

###

(Summary Translation)

Semi-Annual Report pursuant to Article 24-5.1 of the Securities and Exchange Law of Japan

For the first half of 133rd business term
(from April 1, 2001 to September 30, 2001)

Hitachi, Ltd.
Tokyo, Japan

Cautionary Statement

Statements in this document contain forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and the Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

Outline

1. Major Consolidated Subsidiaries by Industry Segment (As of September 30, 2001)

[Information & Telecommunication Systems]
- Hitachi Electronics Services Co., Ltd.
- Hitachi Information Systems, Ltd.
- Hitachi Software Engineering Co., Ltd.
- Hitachi Systems & Services, Ltd.
- Hitachi Telecom Technologies, Ltd.
- Hitachi Computer Products (America), Inc.
- Hitachi Computer Products (Asia) Corp.
- Hitachi Computer Products (Europe) S.A.
- Hitachi Data Systems Holding Corp.

[Electronic Devices]
- Hitachi Electronics Engineering Co., Ltd.
- Hitachi Hokkai Semiconductor, Ltd.
- Hitachi Medical Corporation
- Hitachi Semiconductor and Devices Sales Co., Ltd.
- Hitachi Tohbu Semiconductor, Ltd.
- Hitachi Tokyo Electronics Co., Ltd.
- Nissei Sangyo Co., Ltd.
- Trecenti Technologies, Inc.
- Hitachi Electronic Devices (USA), Inc.
- Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.
- Hitachi Semiconductor (America) Inc.
- Hitachi Semiconductor (Europe) GmbH
- Hitachi Semiconductor (Malaysia) Sdn. Bhd.

[Power & Industrial Systems]
- Babcock-Hitachi Kabushiki Kaisha
- Hitachi Air Conditioning Systems Co., Ltd.
- Hitachi Building Systems Co., Ltd.
- Hitachi Construction Machinery Co., Ltd.
- Hitachi Engineering Co., Ltd.
- Hitachi Engineering & Services Co., Ltd.
- Hitachi Kiden Kogyo, Ltd.
- Hitachi Plant Engineering & Construction Co., Ltd.
- Hitachi Service & Engineering (East), Ltd.
- Hitachi Service & Engineering (West) Ltd.
- Hitachi Techno Engineering Co., Ltd.
- Hitachi Via Mechanics, Ltd.
- Japan Servo Co., Ltd.
- Hitachi Automotive Products (USA), Inc.
- Taiwan Hitachi Co., Ltd.

[Digital Media & Consumer Products]
- Hitachi Hometec, Ltd.
- Hitachi Maxell, Ltd.
- Hitachi Media Electronics Co., Ltd.
- Hitachi Home Electronics (America), Inc.
- Shanghai Hitachi Household Appliances Co., Ltd.

[High Functional Materials & Components]
- Hitachi Cable, Ltd.
- Hitachi Chemical Co., Ltd.
- Hitachi Metals, Ltd.

[Logistics, Services & Others]
- Chuo Shoji, Ltd.
- Hitachi Life Corporation
- Hitachi Mobile Co., Ltd.
- Hitachi Transport System, Ltd.
- Nikkyo Create, Ltd.
- Hitachi America, Ltd.
- Hitachi Asia Ltd.
- Hitachi (China), Ltd.
- Hitachi Europe Ltd.

[Financial Services]
- Hitachi Capital Corporation
- Hitachi Insurance Services, Ltd.

Hitachi has changed the industry segment classification starting from the half year ended September 30, 2001. The total number of consolidated subsidiaries is 1,061 as of September 30, 2001.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2001)

Information & Telecommunication Systems	69,867
Electronic Devices	47,702
Power & Industrial Systems	75,510
Digital Media & Consumer Products	35,178
High Functional Materials & Components	55,382
Logistics, Services & Others	31,982
Financial Services	4,131
Corporate	3,262
Total	323,014

The number of employees of Hitachi, Ltd. was 54,281 as of September 30, 2001.

The Business

1. Operating Results

During the half-year under review, the Japanese economy was pushed deeper into recession by a decline in consumer spending produced by a degenerating employment and personal income situation, restrained public spending, and stagnant private sector investment in new plant and equipment. Overseas, the US economy displayed symptoms of a business downturn and European and Asian economies also showed signs of deceleration.

Midst these circumstances, Hitachi took steps to lower production cost and increase production efficiency, focused plant and equipment investment on carefully selected growth sectors, and reorganized operations to enhance competitive power. Consolidated sales during the half-year came to JPY3,938,121 million, down 2% from the same period of the preceding year. Operating loss amounted to JPY42,110 million, representing a JPY208,242 million worsening of results from the same period of the preceding year. Other income declined JPY27,199 million, to JPY17,246 million, and other deductions rose JPY17,852 million, to JPY73,677 million, owing to increased outlays for restructuring charges. As a result, net loss before income taxes and minority interests came to JPY98,541 million and net loss to JPY110,543 million.

The results for the half-year are analyzed by industry segment in the following overview. Segment sales figures include intersegment sales. A new industry segment classification was adopted starting from the half-year period under review. Comparisons with results during the same period of the preceding year are made based on the new classification.
Information & Telecommunication Systems posted 5% higher sales of JPY873,312 million and operating income of JPY14,558 million, up 18%. Large-capacity disk array subsystems showed a solid performance, which achieved a 100% increase in orders at Hitachi, Ltd. on a memory capacity basis. Software, systems integration and other services also did well.
Electronic Devices experienced sharp declines in both sales and orders owing to the impact of sluggish demand for semiconductors from the personal computer and mobile communications equipment sectors. TFT liquid crystal display sales were depressed by falling prices, and production of all types of liquid crystal displays fell 46% from the same period of the preceding

year. The result was a 24% decline in sales, to JPY765,090 million, and a loss of JPY72,918 million produced by a JPY161,579 million decrease in operating income.
Power & Industrial Systems turned in good results as large orders for nuclear power system equipment and a good showing by building systems more than made up for the sluggish performance of construction machinery. Orders received by Hitachi, Ltd.'s Power & Industrial Systems Division, the segment's mainstay, amounted to JPY533,555 million, up 5% from the same period of the preceding year. The segment therefore turned in 6% higher sales of JPY1,117,375 million and 46% higher operating income of JPY26,736 million.
Digital Media & Consumer Products achieved sales of JPY582,493 million, an increase of 15%. Although refrigerators were sluggish, air conditioners for the domestic market were active. Sales of optical storage products were also up due to the establishment of a consolidated subsidiary jointly with LG Electronics Inc. of the Republic of Korea. The segment nevertheless posted a loss of JPY6,022 million owing to a JPY6,419 million decline in operating income caused by intensifying price competition.
High Functional Materials & Components saw marked downturns in sales of materials and components for semiconductors, liquid crystal displays, and mobile communications equipment. Total orders received by the segment's mainstays, Hitachi Cable, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd. came to JPY360,781 million, down 19% from the same period of the preceding year. Sales therefore fell 12%, to JPY628,175 million, and operating income declined JPY46,126 million to produce a loss of JPY1,475 million.
Logistics, Services & Others posted 9% lower sales of JPY707,766 million. The poorer results were caused mostly by slow business at sales companies owing to a slump in the semiconductor and liquid crystal display markets, combined with the lackluster performance of the logistics sector. Still, operating income rose 48%, to JPY7,372 million, thanks in large part to cost reduction.
Financial Services was adversely affected by the slow pace of the semiconductor/liquid crystal display manufacturing equipment leasing business and also by stagnant demand for personal financial services. Sales amounted to JPY281,102 million, down 2%, and operating income to JPY20,403 million, down 19%.

Results are analyzed by geographic segment in the following overview. Segment sales figures include intersegment sales.
Companies in Japan were held back by the inactive semiconductor and liquid crystal display markets. Sales fell 5%, to JPY3,494,717 million, and a JPY161,188 million drop in operating income produced a loss of JPY12,100 million.
Companies in Asia were adversely affected by flagging demand for semiconductors and personal computer related products. Sales declined 1%, to JPY476,903 million, and a JPY28,045 million decrease in operating income produced a loss of JPY2,389 million.
Companies in North America posted good results in thermal power station equipment but suffered setbacks in the semiconductor and personal computer related product sectors. Sales came to JPY415,895 million, up 1%, and operating income decreased JPY19,027 million, resulting in a loss of JPY15,096 million.
Companies in Europe, depressed by the poor performance of semiconductors and liquid crystal displays, posted 6% lower sales of JPY193,407 million. Operating income came to JPY2,101 million, down 74%.
Companies in Other Areas achieved sales of JPY27,892 million, an increase of 4%, and operating income of JPY831 million, an increase of 226%.

2. Cash Flows

(Cash flows from operating activities)
The large operating loss posted by Electronic Devices, in combination with the setbacks experienced in High Functional Materials & Components, Digital Media & Consumer Products, and Financial Services, produced a net loss of JPY110,543 million, a figure that represents a deterioration in net income of JPY172,227 million from the same period of the preceding year. On the other hand, receivables and inventories were down, in part due to progress under a project aimed at upgrading fund utilization efficiency by shrinking inventories and receivables. In addition, depreciation on tangible fixed assets remained at a high level, increasing JPY18,747 million from the same period of the preceding year to JPY258,714 million. Cash flows from operating activities therefore increased JPY22,544 million from the same period of the preceding year, to JPY196,323 million.

(Cash flows from investing activities)
Net investment related to fixed assets, calculated as the total of capital expenditures, purchase of assets to be leased, collection of investment in leases, and proceeds from disposition of rental assets and other property, amounted to JPY177,237 million, a decline of JPY99,465 million from the same period of the preceding year. This was mainly the result of accelerated collection of investment in leases by Hitachi Capital Corporation and a decrease in the purchase of assets to be leased attributable to a downturn in lease demand during an economic recession. Purchase of investments and subsidiaries' common stock decreased JPY16,157 million, to JPY76,493 million, notwithstanding the establishment of joint-venture companies in Electronic Devices and Power & Industrial Systems, etc. Owing to these and other factors, including a decrease in short-term investments of JPY53,128 million and proceeds from the sale of investments and subsidiaries' common stock of JPY30,140 million, cash flows from investing activities decreased JPY60,006 million from the same period of the preceding year, to JPY216,574 million.

(Cash flows from financing activities)
Proceeds from long-term debt increased JPY25,712 million, to JPY374,343 million, while payments on long-term debt decreased JPY89,322 million, to JPY288,722 million. Proceeds from sale of common stock by subsidiaries increased JPY38,154 million, to JPY41,076 million, owing to a joint-venture partner's capital investment in OpNext, Inc., a subsidiary of Hitachi, Ltd. As a result of these factors, cash flows from financing activities increased JPY63,712 million from the same period of the preceding year, to JPY74,129 million.

As a result of the foregoing, cash and cash equivalents at the end of the half-year period under review amounted to JPY1,431,598 million, an increase of JPY49,995 million from the end of the preceding fiscal year. So-called free cash flows, defined as the sum of cash flows from operating activities and cash flows from investing activities, showed an outflow of JPY20,251 million, an improvement of JPY82,550 million from the same period of the preceding year.

3. Technical Cooperation Agreement

Hitachi, Ltd. and General Electric Co. extended the agreement for the development of advanced nuclear technology. The agreement continues until the end of December 2011.

4. Research and Development Expense (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2001
Information & Telecommunication Systems	71,711
Electronic Devices	59,082
Power & Industrial Systems	32,006
Digital Media & Consumer Products	19,031
High Functional Materials & Components	24,091
Logistics, Services & Others	6,528
Financial Services	609
Total	213,058

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2001	Fiscal 2001 (Revised Forecast)
Information & Telecommunication Systems	49,114	103,200
Electronic Devices	65,003	121,300
Power & Industrial Systems	31,919	67,400
Digital Media & Consumer Products	18,978	39,800
High Functional Materials & Components	44,111	87,300
Logistics, Services & Others	21,516	43,100
Financial Services	239,104	472,400
Eliminations & Corporate items	(27,752)	(52,500)
Total	441,993	882,000

Property (Consolidated basis)

There was no material change in property during this half year.

The Company

1. Capital at the end of September 2001 281,755 million yen

2. Outstanding shares at the end of September 2001 3,337,934,819 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Amsterdam, Paris and New York stock exchanges overseas.

3. Main Shareholders

(As of September 30, 2001)

	Name of Shareholders	Number of Shares (thousand shares)	Percentage to Total Outstanding
1	Japan Trustee Services Bank, Ltd.	193,823	5.81%
2	The Chase Manhattan Bank, N.A. London	133,341	3.99
3	Nippon Life Insurance Company	131,211	3.93
4	State Street Bank and Trust Company	114,711	3.44
5	NATS CUMCO*	113,673	3.41

*NATS CUMCO is the nominee name for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

HITACHI, LTD. AND SUBSIDIARIES

Consolidated Financial Statements
and
Segment Information

Six months ended September 30, 2001

HITACHI

CONSOLIDATED BALANCE SHEETS
Hitachi, Ltd. and Subsidiaries
September 30, 2001 and March 31, 2001

Assets	Millions of yen September 30, 2001	Millions of yen March 31, 2001	Thousands of U.S. dollars (note 2) September 30, 2001
Cash and cash equivalents	¥ 1,431,598	¥ 1,381,603	$ 12,030,235
Short-term investments (note 3)	375,040	433,650	3,151,597
Trade receivables, net of allowance for doubtful receivables and unearned income- September 30, 2001 ¥27,432 million ($230,521 thousand); March 31, 2001 ¥22,259 million:			
Notes	269,412	307,635	2,263,966
Accounts	1,859,463	2,191,698	15,625,740
Inventories (note 5)	1,424,327	1,514,163	11,969,134
Prepaid expenses and other current assets	399,555	391,963	3,357,605
Investment in leases	561,309	623,789	4,716,882
Noncurrent receivables and restricted funds	-	163,003	-
Investments and advances, including affiliated companies (note 3)	869,250	885,669	7,304,622
Property, plant and equipment:			
Land	393,841	386,785	3,309,588
Buildings	1,815,429	1,801,731	15,255,706
Machinery and equipment	5,680,894	5,622,410	47,738,605
Construction in progress	107,195	95,663	900,798
	7,997,359	7,906,589	67,204,697
Less accumulated depreciation	5,332,544	5,231,632	44,811,294
Net property, plant and equipment	2,664,815	2,674,957	22,393,403
Other assets	890,508	678,478	7,483,261
	¥ 10,745,277	¥ 11,246,608	$ 90,296,445

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	Millions of yen September 30, 2001	Millions of yen March 31, 2001	Thousands of U.S. dollars (note 2) September 30, 2001
Short-term debt	¥ 1,164,779	¥ 1,199,209	$ 9,788,059
Current installments of long-term debt	480,209	412,646	4,035,370
Trade payables:			
Notes	116,424	138,161	978,353
Accounts	928,859	1,160,789	7,805,538
Accrued expenses	731,436	786,813	6,146,521
Income taxes	65,363	106,727	549,269
Advances received	385,069	385,741	3,235,874
Other current liabilities	361,332	432,571	3,036,403
Long-term debt	1,905,209	1,881,270	16,010,159
Retirement and severance benefits	993,702	982,332	8,350,437
Other liabilities	65,284	73,689	548,605
Total liabilities	7,197,666	7,559,948	60,484,588
Minority interests	834,296	825,158	7,010,891
Stockholders' equity:			
Common stock	281,755	281,754	2,367,689
Capital surplus	517,307	501,243	4,347,118
Legal reserve	110,373	109,815	927,504
Retained earnings	2,027,579	2,157,136	17,038,479
Accumulated other comprehensive income:			
Foreign currency translation adjustments	(62,013)	(57,647)	(521,118)
Minimum pension liability adjustments	(182,817)	(182,936)	(1,536,277)
Net unrealized holding gain on available-for-sale securities	20,035	51,041	168,361
Net unrealized gain on derivative financial instruments	1,096	1,096	9,210
Total stockholders' equity	2,713,315	2,861,502	22,800,966
Contingencies (note 6)			
	¥ 10,745,277	¥ 11,246,608	$ 90,296,445

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (note 2)
	2001	2000	2001
Revenues:			
Net sales	¥ 3,938,121	¥ 4,011,404	$ 33,093,454
Interest income	13,304	16,238	111,798
Dividends received	3,942	6,765	33,126
Other income (note 8)	-	21,442	-
Total revenues	3,955,367	4,055,849	33,238,378
Costs and expenses:			
Cost of sales	3,016,343	2,903,101	25,347,420
Selling, general and administrative expenses	963,888	942,171	8,099,899
Interest charges	25,900	27,888	217,647
Other deductions (note 8)	47,777	27,937	401,488
Total costs and expenses	4,053,908	3,901,097	34,066,454
Income (loss) before income taxes and minority interests	(98,541)	154,752	(828,076)
Income taxes	18,155	62,422	152,563
Income (loss) before minority interests	(116,696)	92,330	(980,639)
Minority interests	(6,153)	30,646	(51,706)
Net income (loss)	¥ (110,543)	¥ 61,684	$ (928,933)

Net income (loss) per share (note 9):		Yen	U.S. dollars (note 2)
Basic	(¥33.12)	¥18.48	($0.28)
Diluted	(¥33.12)	¥17.82	($0.28)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (note 2)
	2001	2000	2001
Common stock :			
Balance at beginning of period	¥ 281,754	¥ 281,738	$ 2,367,681
Conversion of convertible debentures	1	16	8
Balance at end of period	¥ 281,755	¥ 281,754	$ 2,367,689
Capital surplus :			
Balance at beginning of period	¥ 501,243	¥ 499,081	$ 4,212,126
Conversion of convertible debentures	67	860	563
Increase arising from issuance of subsidiaries' common stock and other	15,997	978	134,429
Balance at end of period	¥ 517,307	¥ 500,919	$ 4,347,118
Legal reserve :			
Balance at beginning of period	¥ 109,815	¥ 106,885	$ 922,815
Transfers from retained earnings	567	2,380	4,765
Transfers to minority interests arising from conversion of subsidiaries' convertible debentures	(4)	(12)	(34)
Transfers to minority interests arising from issuance of subsidiaries' common stock and other	(5)	(33)	(42)
Balance at end of period	¥ 110,373	¥ 109,220	$ 927,504
Retained earnings :			
Balance at beginning of period	¥ 2,157,136	¥ 2,082,541	$ 18,127,193
Net income (loss)	(110,543)	61,684	(928,933)
Cash dividends	(18,359)	(10,013)	(154,277)
Transfers to legal reserve	(567)	(2,380)	(4,765)
Transfers to minority interests arising from conversion of subsidiaries' convertible debentures	(50)	(219)	(420)
Transfers from (to) minority interests arising from issuance of subsidiaries' common stock and other	(38)	1,275	(319)
Balance at end of period	¥ 2,027,579	¥ 2,132,888	$ 17,038,479
Accumulated other comprehensive income (loss) :			
Foreign currency translation adjustments			
Balance at beginning of period	¥ (57,647)	¥ (77,577)	$ (484,429)
Other comprehensive loss, net of reclassification adjustment	(4,072)	(4,212)	(34,218)
Transfers to minority interests arising from conversion of subsidiaries' convertible debentures	-	(12)	-
Transfers to minority interests arising from issuance of subsidiaries' common stock and other	(294)	45	(2,471)
Balance at end of period	¥ (62,013)	¥ (81,756)	$ (521,118)
Minimum pension liability adjustments			
Balance at beginning of period	¥ (182,936)	¥ -	$ (1,537,277)
Other comprehensive loss	(76)	-	(639)
Transfers to minority interests arising from issuance of subsidiaries' common stock and other	195	-	1,639
Balance at end of period	¥ (182,817)	¥ -	$ (1,536,277)
Net unrealized holding gain on available-for-sale securities			
Balance at beginning of period	¥ 51,041	¥ 95,019	$ 428,916
Other comprehensive loss, net of reclassification adjustment	(30,894)	(14,888)	(259,613)
Transfers to minority interests arising from conversion of subsidiaries' convertible debentures	1	(6)	8
Transfers to minority interests arising from issuance of subsidiaries' common stock and other	(113)	(40)	(950)
Balance at end of period	¥ 20,035	¥ 80,085	$ 168,361
Net unrealized gain on derivative financial instruments			
Balance at beginning of period	¥ 1,096	¥ -	$ 9,210
Other comprehensive income, net of reclassification adjustment	0	2,194	0
Balance at end of period	¥ 1,096	¥ 2,194	$ 9,210
Total accumulated other comprehensive income (loss)	¥ (223,699)	¥ 523	$ (1,879,824)
Total stockholders' equity	¥ 2,713,315	¥ 3,025,304	$ 22,800,966
Total comprehensive income (loss)	¥ (145,585)	¥ 44,778	$ (1,223,403)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (note 2)
	2001	2000	2001
Cash flows from operating activities:			
Net income (loss)	¥ (110,543)	¥ 61,684	$ (928,933)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	258,714	239,967	2,174,067
Deferred income taxes	(39,015)	8,900	(327,857)
Gain on sale of investments and subsidiaries' common stock	(1,805)	(10,498)	(15,168)
Loss on disposition of rental assets and other property	11,451	5,270	96,227
Income (loss) applicable to minority interests	(6,153)	30,646	(51,706)
Decrease in receivables	397,185	44,028	3,337,689
(Increase) decrease in inventories	54,629	(199,050)	459,067
Increase in prepaid expenses and other current assets	(3,206)	(19,129)	(26,941)
Increase (decrease) in payables	(273,874)	30,084	(2,301,462)
Decrease in accrued expenses and retirement and severance benefits	(51,774)	(19,994)	(435,076)
Decrease in accrued income taxes	(40,695)	(6,076)	(341,975)
Decrease in other liabilities	(47,625)	(15,479)	(400,210)
Other	49,034	23,426	412,051
Net cash provided by operating activities	196,323	173,779	1,649,773
Cash flows from investing activities:			
Decrease in short-term investments	53,128	103,933	446,454
Capital expenditures	(226,980)	(221,892)	(1,907,395)
Purchase of assets to be leased	(225,939)	(259,274)	(1,898,647)
Collection of investment in leases	232,447	151,229	1,953,336
Proceeds from disposition of rental assets and other property	43,235	53,235	363,319
Proceeds from sale of investments and subsidiaries' common stock	30,140	32,570	253,277
Purchase of investments and subsidiaries' common stock	(76,493)	(92,650)	(642,798)
Other	(46,112)	(43,731)	(387,496)
Net cash used in investing activities	(216,574)	(276,580)	(1,819,950)
Cash flows from financing activities:			
Increase (decrease) in short-term debt	(26,921)	56,110	(226,227)
Proceeds from long-term debt	374,343	348,631	3,145,740
Payments on long-term debt	(288,722)	(378,044)	(2,426,235)
Proceeds from sale of common stock by subsidiaries	41,076	2,922	345,176
Dividends paid to stockholders	(18,289)	(9,992)	(153,689)
Dividends paid to minority stockholders of subsidiaries	(7,358)	(9,210)	(61,832)
Net cash provided by financing activities	74,129	10,417	622,933
Effect of exchange rate changes on cash and cash equivalents	(3,883)	(238)	(32,630)
Net increase (decrease) in cash and cash equivalents	49,995	(92,622)	420,126
Cash and cash equivalents at beginning of period	1,381,603	1,357,432	11,610,109
Cash and cash equivalents at end of period	¥ 1,431,598	¥ 1,264,810	$ 12,030,235

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Six months ended September 30, 2001

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

Hitachi, Ltd. (the Company) and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation. The investments in affiliated companies are stated at their underlying equity value, and the appropriate portion of the earnings of such companies is included in consolidated income.

(c) Investment in Securities

In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," investments in equity securities that have readily determinable fair values and all investments in debt securities are to be classified in three categories and accounted for as follows:

- Debt securities that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined by the average method.

(d) Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

(e) Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them and recognized as either assets or liabilities. The Company designates and accounts for the derivative as follows:

- "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.
- "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item.
- "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company meets the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made periodically at the hedge's inception and on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Discontinued hedges are recognized in earnings immediately.

(f) Revenue Recognition

Staff Accounting Bulletin No. 101 (SAB 101) expresses certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in the financial statements. Under SAB 101, revenue is recognized when persuasive evidence of an arrangement exits, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable.

These criteria are met for the Company's sales and related cost of sales and revenue is generally recognized when products are shipped, delivered and services are rendered. Sales and related cost of sales under certain long-term construction contracts are recognized under the percentage of completion method. Income on financing leases is recognized by a method which produces a constant periodic rate of return on the outstanding investment in the lease. The Company's products are generally subject to warranty and the Company provides for the estimated future costs of repair and replacement in cost of sales when sales are recognized.

(g) Stock-based Compensation

The Company accounts for its stock option plan in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

SFAS No. 123, "Accounting for Stock-based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date. Continuous application of APB 25 is allowed under this standard if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB 25 and provide pro forma disclosure in accordance with SFAS No. 123.

(h) Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. This standard is effective for the Company's fiscal year ended March 31, 1999. However, foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with the United States Securities and Exchange Commission (SEC), and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(i) New Accounting Standard

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. The Company is required to adopt the provisions of SFAS No. 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method, and SFAS No. 142 effective April 1, 2002.

SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in this statement for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of this statement within the first interim period. Goodwill is subject to similar impairment tests. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

The Company is currently assessing the impact of implementing these statements and does not anticipate a material effect on the Company's financial position or results of operations with the adoption of these statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SAFS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of long-lived assets, and will supersede (a) SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principles Board Opinion No. 30 (APB Opinion No. 30), "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company is required to adopt the provisions of SFAS No. 144 for the fiscal year beginning April 1, 2002.

(j) Reclassifications

Effecting from the six months ended September 30, 2001, "Noncurrent receivables and restricted funds" is presented as part of "Trade receivables-Accounts" and "Other assets." The amounts included in "Trade receivables-Accounts" and "Other assets," as of September 30, 2001, are ¥22,492 million ($189,008 thousand) and ¥131,837 million ($1,107,874 thousand), respectively. "Trade receivables-Accounts" and "Other assets" would increase by ¥29,230 million and ¥133,773 million, respectively, as of March 31, 2001, if figures were reclassified to conform to the six months ended September 30, 2001 presentation.

(2) Basis of Financial Statement Translation

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥119=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 28, 2001. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

(3) Investment in Securities

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2001 and March 31, 2001.

	Millions of yen			
	September 30, 2001			
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:				
Debt securities	¥ 125,096	83	79	125,100
Other securities	86,833	52	131	86,754
	211,929	135	210	211,854
Investments and advances:				
Equity securities	241,645	118,535	44,486	315,694
Debt securities	133,687	631	2,135	132,183
Other securities	34,921	1,222	976	35,167
	410,253	120,388	47,597	483,044
	¥ 622,182	120,523	47,807	694,898

	Thousands of U.S. dollars			
	September 30, 2001			
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:				
Debt securities	$ 1,051,227	698	664	1,051,261
Other securities	729,689	437	1,101	729,025
	1,780,916	1,135	1,765	1,780,286
Investments and advances:				
Equity securities	2,030,630	996,092	373,832	2,652,890
Debt securities	1,123,420	5,303	17,941	1,110,782
Other securities	293,454	10,269	8,202	295,521
	3,447,504	1,011,664	399,975	4,059,193
	$ 5,228,420	1,012,799	401,740	5,839,479

	Millions of yen			
	March 31, 2001			
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:				
Debt securities	¥ 116,423	69	159	116,333
Other securities	63,500	49	104	63,445
	179,923	118	263	179,778
Investments and advances:				
Equity securities	263,396	150,648	23,055	390,989
Debt securities	117,348	984	1,453	116,879
Other securities	36,588	1,280	680	37,188
	417,332	152,912	25,188	545,056
	¥ 597,255	153,030	25,451	724,834

Debt securities consist mainly of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist mainly of trust funds.

The proceeds from sale of available-for-sale securities for the six months ended September 30, 2001 and 2000 are ¥35,381 million ($297,319 thousand) and ¥109,870 million, respectively. The gross realized gains on the sale of those securities for the six months ended September 30, 2001 and 2000 are ¥3,989 million ($33,521 thousand) and ¥3,940 million, respectively, while gross realized losses on the sale of those securities for the six months ended September 30, 2001 and 2000 are ¥303 million ($2,546 thousand) and ¥348 million, respectively.
In addition, during the year ended March 31, 2001, certain subsidiaries contributed their available-for-sale securities at fair value amounting to ¥25,684 million, to pension fund trusts. Gross realized gains on those contributions for the year ended March 31, 2001 are ¥15,651 million.
The change in net unrealized holding gain on available-for-sale securities which has been included in accumulated other comprehensive income for the six months ended September 30, 2001 and 2000 is a decrease of ¥31,006 million ($260,555 thousand) and a decrease of ¥14,934 million, respectively.

As of September 30, 2001 and March 31, 2001, certain subsidiaries hold held-to-maturity securities, which consist mainly of debt securities amounting to ¥8,669 million ($72,849 thousand) and ¥10,414 million which are classified as Short-term investments, respectively, and ¥7,108 million ($59,731 thousand) and ¥9,508 million which are classified as Investments and advances, respectively. Gross unrealized holding gains and losses of these securities are not material.

Trading securities classified as Short-term investments as of September 30, 2001 and March 31, 2001, which consist mainly of investment in trust accounts, are ¥154,517 million ($1,298,462 thousand) and ¥243,458 million, respectively.
The increase of net unrealized holding loss on trading securities which has been included in earnings for the six months ended September 30, 2001 is ¥3,892 million ($32,706 thousand).

The contractual maturities of debt securities and other securities classified as Investment and advances in the consolidated balance sheet as of September 30, 2001 are as follows:

		Millions of yen September 30, 2001		
		Held-to-maturity	Available-for-sale	Total
Due within five years	¥	6,339	66,198	72,537
Due after five years		769	101,152	101,921
	¥	7,108	167,350	174,458

		Thousands of U.S. dollars September 30, 2001		
		Held-to-maturity	Available-for-sale	Total
Due within five years	$	53,269	556,286	609,555
Due after five years		6,462	850,017	856,479
	$	59,731	1,406,303	1,466,034

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of September 30, 2001 and March 31, 2001 are ¥151,748 million ($1,275,193 thousand) and ¥210,890 million, respectively. The aggregate carrying amount of such investments as of September 30, 2001 and March 31, 2001 are ¥179,249 million ($1,506,294 thousand) and ¥158,719 million, respectively.

(4) Leases

Certain subsidiaries are the lessor of manufacturing machinery and equipment under operating leasing arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of September 30, 2001 amounted to ¥1,151,254 million ($9,674,403 thousand) and ¥847,336 million ($7,120,471 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of non-cancelable operating leases as of September 30, 2001:

Years ending September 30		Millions of yen		Thousands of U.S. dollars
2002	¥	42,671	$	358,580
2003		31,872		267,832
2004		21,763		182,882
2005		10,149		85,286
2006		4,002		33,630
Thereafter		2,329		19,572
Total minimum payments to be received	¥	112,786	$	947,782

The Company and its subsidiaries are the lessee of certain manufacturing machinery and equipment.

The following table shows the future minimum lease payments of non-cancelable operating leases as of September 30, 2001:

Years ending September 30		Millions of yen		Thousands of U.S. dollars
2002	¥	4,830	$	40,588
2003		3,778		31,748
2004		3,016		25,345
2005		2,224		18,689
2006		2,111		17,739
Thereafter		8,297		69,723
Total minimum lease payments	¥	24,256	$	203,832

(5) Inventories

Inventories as of September 30, 2001 and March 31, 2001 are summarized as follows:

		Millions of yen				Thousands of U.S. dollars
		September 30, 2001		March 31, 2001		September 30, 2001
Finished goods	¥	441,621	¥	448,853	$	3,711,101
Work in process		801,539		873,324		6,735,622
Raw material		181,167		191,986		1,522,411
	¥	1,424,327	¥	1,514,163	$	11,969,134

(6) Contingencies

The Company and certain subsidiaries are contingently liable for loan guarantees in the amount of approximately ¥36,557 million ($307,202 thousand) as of September 30, 2001. In addition, Hitachi Capital Corporation, a financing subsidiary, is the guarantor of consumer loans totaling ¥680,915 million ($5,721,975 thousand) as of September 30, 2001.

Credit-related losses in the event of non-performance are not expected to be material. The Company and its subsidiaries sometimes require collateral from the counterparties for the purpose of reducing credit risk in appropriate cases.

It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes for the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of September 30, 2001 and March 31, 2001, the companies are contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2001	March 31, 2001	September 30, 2001
Notes discounted	¥ 5,672	¥ 6,464	$ 47,664
Notes endorsed	33,745	55,457	283,571
	¥ 39,417	¥ 61,921	$ 331,235

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the financial position and results of operations of the Company and certain subsidiaries.

(7) Restricted Assets

The Company and its subsidiaries provide their investment in certain subsidiaries as collateral for bank loans of ¥36,181 million ($304,042 thousand). The collateralized number of shares and their fair value as of September 30, 2001 are as follows:

				Fair value as of September 30, 2001	
Subsidiary name	Number of shares owned in thousand	Percent of ownership	Collateralized number of shares in thousand	Millions of yen	Thousands of U.S. dollars
Hitachi Capital Corporation	71,151	53.0%	19,200	¥46,272	$388,840
Hitachi Software Engineering Co., Ltd.	33,258	52.5	1,200	6,444	54,151
Hitachi Maxell, Ltd.	51,797	52.4	4,900	7,600	63,866
Hitachi Powdered Metals Co., Ltd.	17,072	53.4	6,100	3,813	32,042
Hitachi Metals Techno, Ltd.	11,882	65.6	450	158	1,328

In accordance with Trustee agreements for the unsecured convertible debentures series 6th and 7th, the 16,977 thousand shares of investments in Hitachi Software Engineering Co., Ltd. are held in trust. The fair value of the shares held in trust is ¥91,166 million ($766,101 thousand) as of September 30, 2001.

(8) Other Income and Other Deductions

For the six months ended September 30, 2001, the Company recorded a restructuring charge of ¥15,484 million ($130,118 thousand) as other deductions, primarily associated with reorganization and streamlining of business in Digital Media & Consumer Products division, Electronic Devices division and High Functional Materials & Components division. Included in this total are special termination benefits of ¥8,949 million ($75,202 thousand), losses of ¥5,197 million ($43,672 thousand) on the sale or disposal of assets.

"Other deductions" for the six months ended September 30, 2001 includes a loss of ¥13,556 million ($113,916 thousand) of equity in earnings of affiliated companies and foreign currency transaction loss of ¥9,508 million ($79,899 thousand).

(9) Net Income (Loss) Per Share Information

The net loss per share computation for the six months ended September 30, 2001 excludes convertible debentures because their effect would have been antidilutive.

(10) Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximate 30% of their sales from overseas. These sales are mainly denominated in U.S. dollar or Euro. In consequence, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate.

The financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate and interest rate.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's policy that the Company and its subsidiaries do not enter into derivative financial instruments for any purpose other than hedging purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on the monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with their policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debts to fix cash flows from long-term debts denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign exchange rates.

Interest rate risk management

The Company's and its subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. These debt obligations expose the Company and its subsidiaries to variability in the future cash outflow of interest payments due to changes in interest rates. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and its subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swaps principally change the variable-rate cash flows on debt obligations to fixed-rate cash flows principally associated with medium-term notes by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and its subsidiaries receive variable interest rate payments and make fixed interest rate payments, thereby creating fixed-rate long-term debt. The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions and cross currency swap agreements associated with financing transactions.

The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2001 and 2000, respectively.

Cash flow hedge

Foreign Currency Exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions and recognized assets and liabilities are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2001 and 2000, respectively.

As of September 30, 2001, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 32 months.

Interest Rate Exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

For the six months ended September 30, 2001 and 2000, interest expense includes losses of ¥356 million and ¥532 million which represent the component excluded from the assessment of hedge effectiveness, respectively.

The contract or notional amounts of derivative financial instruments held as of September 30, 2001 and March 31, 2001 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2001	March 31, 2001	September 30, 2001
Forward exchange contracts:			
To sell foreign currencies	¥ 129,422	¥ 206,660	$ 1,087,580
To buy foreign currencies	22,567	18,225	189,639
Cross currency swap agreements:			
To sell foreign currencies	81,894	99,830	688,185
To buy foreign currencies	241,804	209,573	2,031,966
Interest rate swaps	750,790	775,144	6,309,160

(11) Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investments in securities

The fair value of investment securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the companies' incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

The carrying amounts and estimated fair values of the financial instruments as of September 30, 2001 and March 31, 2001 are as follows:

	Millions of yen			
	September 30, 2001		March 31, 2001	
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:				
Short-term investments	¥ 375,040	374,984	¥ 433,650	433,575
Investments and advances	490,152	490,104	554,564	554,560
Long-term debt	(2,385,418)	(2,460,940)	(2,293,916)	(2,398,899)

	Thousands of U.S. dollar	
	September 30, 2001	
	Carrying amounts	Estimated fair values
Investment in securities:		
Short-term investments	$ 3,151,597	3,151,126
Investments and advances	4,118,924	4,118,521
Long-term debt	(20,045,529)	(20,680,168)

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at September 30, 2001 and March 31, 2001 totaled ¥70,218 million ($590,067 thousand) and ¥57,795 million, respectively.

(12) Merger and Acquisition

On October 1, 2000, Hitachi Credit Corporation acquired all common stock of Hitachi Leasing, Ltd. in exchange for 13,386,240 shares of Hitachi Credit Corporation's common stock. Prior to this transaction, the ownership of Hitachi Credit Corporation, a core financial service business, and Hitachi Leasing, Ltd., a leasing and other corporate financing service business, were 53.4% and 50.0%, respectively. Consequently, the surviving entity changed its name to Hitachi Capital Corporation and became the Company's 53.0% owned subsidiary. The merger was accounted for using the purchase method and the Company consolidated Hitachi Leasing, Ltd. and its subsidiaries as if it had been merged effective April 1, 2000. The excess of purchase price over net assets acquired of the 50% interest in Hitachi Leasing, Ltd. not previously owned by the Company was not material. The effects of the purchase to the balance sheet as of April 1, 2000 are as follows:

	Millions of yen
Cash and cash equivalent	¥ 49,768
Investment in leases	736,505
Other assets	73,018
Short-term and long-term debt	(743,985)
Other liabilities	(90,532)

On a pro forma basis, revenue, net income and earnings per share of the Company, with the assumed acquisition of April 1, 1999, would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2000.

On October 1, 2000, Kokusai Electric Co., Ltd. merged into Yagi Antenna Co., Ltd. and Hitachi Denshi, Ltd. and changed its name to Hitachi Kokusai Electric Inc. Prior to the merger, Kokusai Electric Co., Ltd. and Yagi Antenna Co., Ltd., manufacturers and distributors of wireless telecommunication equipment, were 26.7% and 40.9% owned affiliates of the Company. Hitachi Denshi Co., Ltd., a manufacturer and distributor of broadcasting and telecommunication equipment, was a 63.7% owned subsidiary of the Company. Kokusai Electric Co., Ltd. issued common stock in exchange for common stock of Yagi Antenna Co., Ltd. and Hitachi Denshi, Ltd. As a result, Hitachi Kokusai Electric Inc. became a 37.4% owned affiliate of the Company and is accounted for using the equity method. Total assets and net assets of Hitachi Denshi, Ltd. and its subsidiaries as of September 30, 2000 amounted to approximately ¥56,959 million and ¥23,237 million, respectively.

On October 31, 2000, Experio Solutions Corporation (Experio), a wholly owned subsidiary of the Company, acquired the e-business consulting department of Grant Thornton LLP for ¥15,674 million in cash. In addition, Experio issued its common stock valued at ¥1,601 million to the department partners in lieu of a cash payment, and accordingly became a 91.4% owned subsidiary of the Company. The acquisition was recorded under the purchase method and the results of operations of the acquired e-business consulting have been included in the consolidated financial statements since the date of acquisition. This transaction resulted in an excess of purchase price over net assets acquired of ¥15,895 million, which is being amortized on the straight-line method over 10 years.

The allocation of acquisition costs to the assets and liabilities acquired is as follows:

	Millions of yen
Assets acquired	¥ 2,009
Goodwill	15,895
Liabilities assumed	(263)
Common stock issued to department partners	(1,601)
Direct acquisition costs	(366)
Cash paid to Grant Thornton	(15,674)

On a pro forma basis, revenue, net income and earnings per share of the Company with the assumed acquisition of April 1, 2000 and 1999 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2001 and 2000.

SEGMENT INFORMATION

Industry Segments

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2001 and 2000

	Millions of yen		Millions of U.S. dollars	(A)/(B) × 100
	2001 (A)	2000 (B)	2001	
Sales:				
Information & Telecommunication Systems	¥ 873,312	¥ 835,030	$ 7,339	105 %
	(18%)	(16%)		
Electronic Devices	765,090	1,010,914	6,429	76
	(15%)	(19%)		
Power & Industrial Systems	1,117,375	1,057,026	9,390	106
	(22%)	(20%)		
Digital Media & Consumer Products	582,493	508,343	4,895	115
	(12%)	(10%)		
High Functional Materials & Components	628,175	717,712	5,279	88
	(13%)	(14%)		
Logistics, Services & Others	707,766	775,947	5,947	91
	(14%)	(15%)		
Financial Services	281,102	285,821	2,362	98
	(6%)	(6%)		
Subtotal	4,955,313	5,190,793	41,641	95
	(100%)	(100%)		
Eliminations & Corporate items	(1,017,192)	(1,179,389)	(8,548)	-
Total	¥ 3,938,121	¥ 4,011,404	$ 33,093	98 %
Operating Income (Loss):				
Information & Telecommunication Systems	¥ 14,558	¥ 12,298	$ 122	118 %
	-	(6%)		
Electronic Devices	(72,918)	88,661	(613)	-
	-	(46%)		
Power & Industrial Systems	26,736	18,349	225	146
	-	(9%)		
Digital Media & Consumer Products	(6,022)	397	(51)	-
	-	(0%)		
High Functional Materials & Components	(1,475)	44,651	(12)	-
	-	(23%)		
Logistics, Services & Others	7,372	4,967	62	148
	-	(3%)		
Financial Services	20,403	25,114	172	81
	-	(13%)		
Subtotal	(11,346)	194,437	(95)	-
	-	(100%)		
Eliminations & Corporate items	(30,764)	(28,305)	(259)	-
Total	¥ (42,110)	¥ 166,132	$ (354)	- %

Notes: 1. Net sales by industry segment include intersegment transactions.

2. SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

3. The figures in this information are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥119=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 28, 2001.

4. The Company has changed the industry segment classification starting from the six months ended September 30, 2001. Figures for the six months ended September 30, 2000 have been restated to reflect the reclassifications.

Geographic Segments
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2001 and 2000

	Millions of yen		Millions of U.S. dollars	(A)/(B) × 100
	2001 (A)	2000 (B)	2001	
Sales:				
Japan				
Outside customer sales	¥ 3,050,225 (66%)	¥ 3,120,364 (65%)	$ 25,632	98 %
Intersegment transactions	444,492 (10%)	576,059 (12%)	3,735	77
Total	3,494,717 (76%)	3,696,423 (77%)	29,367	95
Asia				
Outside customer sales	292,640 (6%)	284,834 (6%)	2,459	103
Intersegment transactions	184,263 (4%)	199,188 (4%)	1,549	93
Total	476,903 (10%)	484,022 (10%)	4,008	99
North America				
Outside customer sales	392,181 (8%)	392,715 (8%)	3,296	100
Intersegment transactions	23,714 (1%)	18,610 (0%)	199	127
Total	415,895 (9%)	411,325 (8%)	3,495	101
Europe				
Outside customer sales	176,216 (4%)	189,431 (4%)	1,481	93
Intersegment transactions	17,191 (0%)	16,152 (0%)	144	106
Total	193,407 (4%)	205,583 (4%)	1,625	94
Other Areas				
Outside customer sales	26,859 (1%)	24,060 (1%)	226	112
Intersegment transactions	1,033 (0%)	2,804 (0%)	8	37
Total	27,892 (1%)	26,864 (1%)	234	104
Subtotal	4,608,814 (100%)	4,824,217 (100%)	38,729	96
Eliminations	(670,693)	(812,813)	(5,636)	-
Total	¥ 3,938,121	¥ 4,011,404	$ 33,093	98 %

	Millions of yen		Millions of U.S. dollars	(A)/(B)
	2001 (A)	2000 (B)	2001	× 100
Operating Income (Loss):				
Japan	¥ (12,100)	¥ 149,088	$ (102)	- %
	-	(80%)		
Asia	(2,389)	25,656	(20)	-
	-	(14%)		
North America	(15,096)	3,931	(127)	-
	-	(2%)		
Europe	2,101	8,055	18	26
	-	(4%)		
Other Areas	831	255	7	326
	-	(0%)		
Subtotal	(26,653)	186,985	(224)	-
	-	(100%)		
Eliminations & Corporate items	(15,457)	(20,853)	(130)	-
Total	¥ (42,110)	¥ 166,132	$ (354)	- %

Sales by Market
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2001 and 2000

	Millions of yen		Millions of U.S. dollars	(A)/(B)
	2001 (A)	2000 (B)	2001	× 100
Japan	¥ 2,700,418	¥ 2,736,318	$ 22,692	99 %
	(69%)	(68%)		
Outside Japan				
North America	450,872	406,084	3,789	111
	(11%)	(10%)		
Asia	431,526	507,869	3,626	85
	(11%)	(13%)		
Europe	256,943	268,204	2,159	96
	(7%)	(7%)		
Other Areas	98,362	92,929	827	106
	(2%)	(2%)		
Subtotal	1,237,703	1,275,086	10,401	97
	(31%)	(32%)		
Total	¥ 3,938,121	¥ 4,011,404	$ 33,093	98 %
	(100%)	(100%)		

Financial Statements
(HITACHI, Ltd. Unconsolidated)

1. Balance Sheet (As of September 30, 2001)

(ASSETS)	Millions of yen	(LIABILITIES)	Millions of yen
CURRENT ASSETS	**2,054,472**	**CURRENT LIABILITIES**	**1,435,074**
Cash	132,498	Trade accounts payable	721,448
Notes receivable	28,181	Short-term debt	88,172
Accounts receivable	691,827	Commercial paper	50,000
Marketable securities	284,045	Current installments of debentures	28,787
Money held in trust	151,317	Other accounts payable	27,267
Finished goods	90,522	Accrued expenses	169,967
Semi-finished goods	82,819	Advance received from customers	285,288
Raw materials	57,898	Deposits received	19,358
Work in process	256,880	Warranty reserve	11,008
Advances paid	64,457	Other current liabilities	33,775
Deferred tax assets	84,544	**FIXED LIABILITIES**	**764,618**
Other current assets	130,643	Debentures	511,299
Allowance for doubtful receivables	(1,164)	Long-term debt	2,638
FIXED ASSETS	**1,729,331**	Accrued pension liability	217,043
Tangible fixed assets	625,392	Reserve for loss on repurchasing computers	33,637
Buildings	225,733		
Structures	22,586	**TOTAL LIABILITIES**	**2,199,692**
Machinery	197,680		
Vehicles	496		
Tools and furniture	101,021	(STOCKHOLDERS' EQUITY)	
Land	61,256	**CAPITAL STOCK**	**281,755**
Construction in progress	16,616	**LEGAL RESERVES**	**322,855**
Intangible fixed assets	94,310	Capital surplus	252,416
Software	76,617	Earned surplus reserve	70,438
Railway and public utility installation	2,240	**RETAINED EARNINGS**	**945,981**
Others	15,452	Reserve for software program development	33,132
Investments	1,009,628	Reserve for special depreciation	2,101
Investments in subsidiaries	358,451	Special reserve	905,990
Investments in securities	364,833	Unappropriated retained earnings (net loss for the period of 29,010)	4,757
Long-term loan receivables	9,393	**UNREALIZED HOLDING GAINS ON SECURITIES**	**33,519**
Deferred tax assets	228,431		
Others	50,057	**TOTAL STOCKHOLDERS' EQUITY**	**1,584,112**
Allowance for doubtful receivables	(1,538)		
TOTAL ASSETS	**3,783,804**	**TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY**	**3,783,804**

Notes:

(1) Inventories
Finished goods, semi-finished goods and work-in-process : Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
Raw materials : Lower of cost or market. Cost is determined by the moving average method.

(2) Securities and money held in trust
Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains On Securities." The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
Money held in trust is stated at fair value.

(3) Depreciation of tangible fixed assets
Buildings : Straight-line method.
Other tangible fixed assets : Declining-balance method.
Accumulated depreciation of tangible fixed assets: JPY1,765,543 million

(4) Depreciation of intangible fixed assets
Selling, leasing, or otherwise marketing software : Depreciated based on expected gross revenues ratably.
Other intangible fixed assets : Straight-line method.

(5) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability allocable to the interim period is determined based on projected benefit obligation and expected plan assets at March 31, 2002.
Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.
Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.
Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.

(6) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(7)

Short-term receivables from subsidiaries	JPY452,821 million
Long-term receivables from subsidiaries	JPY9,266 million
Short-term payables to subsidiaries	JPY564,875 million

(8) Other current assets include treasury stock of JPY17 million.

(9) In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.

(10) Pledged assets

Investments in subsidiaries	JPY3,998 million

(11)	Loan guarantees	JPY29,902 million
(12)	Net loss per share	JPY8.69

2. Statement of Income (From April 1, 2001 to September 30, 2001)

ORDINARY INCOME AND LOSS	Millions of yen
Operating income and loss	
Net sales	1,778,746
Cost of sales	1,455,483
Selling, general and administrative expenses	351,616
Operating loss	**28,353**
Non-operating income and loss	
Non-operating income	27,101
(Interest and dividends)	(22,237)
(Others)	(4,863)
Non-operating expenses	45,437
(Interest)	(6,467)
(Others)	(38,969)
Ordinary loss	**46,689**
EXTRAORDINARY GAIN AND LOSS	
Extraordinary gain	3,775
(Gain on sale of land)	(3,278)
(Gain on sale of investments in securities)	(496)
Loss before income taxes	**42,914**
Income taxes	
Current	2,064
Deferred	(15,968)
Net loss	**29,010**
Unappropriared retained earnings at the beginning of the year	33,767
Unappropriated retained earnings at the end of the period	**4,757**

Notes:

Sales to subsidiaries	JPY755,989 million
Purchases from subsidiaries	JPY1,183,517 million
Non-operating transactions with subsidiaries during	JPY198,222 million

(Summary Translation)

Business Report

(from April 1, 2001 to September 30, 2001)

Hitachi, Ltd.
Tokyo, Japan

Cautionary Statement

Statements in this document contain forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and the Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

Dear Shareholders:

We take the opportunity of sending you this report on the business results for the first half of fiscal 2001 to express our heartfelt gratitude for your continued support and understanding.

During the half-year period, the Japanese economy was pushed deeper into recession by a decline in private sector investment in new plant and equipment against lower demand for IT (information technology) related products and the backdrop of sluggish foreign demand, inactive housing investment, and a downturn in consumer spending.

This unfavorable business climate negatively impacted both consolidated and unconsolidated results. On a consolidated basis, sales declined 2% from the same period of the preceding year, to JPY3,938.1 billion, and Hitachi posted an operating loss of JPY42.1 billion and a net loss of JPY110.5 billion. On an unconsolidated basis, a drop in sales of 6% from the same period of the preceding year, to JPY1,778.7 billion, was the main cause for an operating loss of JPY28.3 billion and a net loss of JPY29.0 billion. Thus, during the half-year under review, the Company regrettably sustained simultaneous consolidated and unconsolidated losses for the first time since fiscal 1998.

An overview of Hitachi Group businesses shows that Electronic Devices, which centers on semiconductors and display panels, incurred an operating loss of JPY72.9 billion because of falling demand for high-power amplifiers for mobile phones and a sharp decline in the prices of memories and TFT color liquid crystal displays. Digital Media & Consumer Products posted an operating loss of JPY6.0 billion owing to dull performances by DVD-ROM drives for personal computers and mobile phones. These setbacks, plus a poor showing by High Functional Materials & Components, produced a very harsh situation despite an advance by Power & Industrial Systems and a solid contribution by Information & Telecommunication Systems.

During the half-year period, the Company implemented a number of measures aimed at overcoming this impasse and restoring results to an acceptable level. These included withdrawal from CRTs for PC monitors and a move to consolidate and temporarily suspend semiconductor production lines operating substantially below capacity. In order to boost management efficiency and strengthen market competitiveness, consumer products and industrial components & equipment operations were separated from the Company and reorganized with subsidiaries to integrate manufacturing and marketing capabilities. In addition, the Company resolved to cut consolidated material procurement costs by 20% and to increase one trillion yen of consolidated cash flows by accelerating inventory turnover and collection of receivables. These projects were launched to achieve both objectives by the end of fiscal 2002. High priority is being placed on quickly ramping up and markedly expanding the sales of the next-generation of Hitachi Group businesses.

The Board of Directors resolved that the company will pay an interim dividend of 3 yen per share.

With no end of the economic recession in sight, the Company's business environment can be expected to become still more severe. Management is committed to establishing a high-profit structure by sharply distinguishing between profitable and unprofitable operations and focusing corporate resources on the building of core business.

We hope we will continue to receive your support and understanding of our efforts.

December 2001

Tsutomu Kanai
Chairman of the Board and Director

Etsuhiko Shoyama
President and Director

Financial Statements
(HITACHI, Ltd. Unconsolidated)

1. Balance Sheet (As of September 30, 2001)

(ASSETS)	Millions of yen	(LIABILITIES)	Millions of yen
CURRENT ASSETS	**2,054,472**	**CURRENT LIABILITIES**	**1,435,074**
Cash	132,498	Trade accounts payable	721,448
Notes receivable	28,181	Short-term debt	88,172
Accounts receivable	691,827	Commercial paper	50,000
Marketable securities	284,045	Current installments of debentures	28,787
Money held in trust	151,317	Other accounts payable	27,267
Finished goods	90,522	Accrued expenses	169,967
Semi-finished goods	82,819	Advance received from customers	285,288
Raw materials	57,898	Deposits received	19,358
Work in process	256,880	Warranty reserve	11,008
Advances paid	64,457	Other current liabilities	33,775
Deferred tax assets	84,544	**FIXED LIABILITIES**	**764,618**
Other current assets	130,643	Debentures	511,299
Allowance for doubtful receivables	(1,164)	Long-term debt	2,638
FIXED ASSETS	**1,729,331**	Accrued pension liability	217,043
Tangible fixed assets	625,392	Reserve for loss on repurchasing computers	33,637
Buildings	225,733		
Structures	22,586	**TOTAL LIABILITIES**	**2,199,692**
Machinery	197,680		
Vehicles	496		
Tools and furniture	101,021	(STOCKHOLDERS' EQUITY)	
Land	61,256	**CAPITAL STOCK**	**281,755**
Construction in progress	16,616	**LEGAL RESERVES**	**322,855**
Intangible fixed assets	94,310	Capital surplus	252,416
Software	76,617	Earned surplus reserve	70,438
Railway and public utility installation	2,240	**RETAINED EARNINGS**	**945,981**
Others	15,452	Reserve for software program development	33,132
Investments	1,009,628	Reserve for special depreciation	2,101
Investments in subsidiaries	358,451	Special reserve	905,990
Investments in securities	364,833	Unappropriated retained earnings (net loss for the period of 29,010)	4,757
Long-term loan receivables	9,393	**UNREALIZED HOLDING GAINS ON SECURITIES**	**33,519**
Deferred tax assets	228,431		
Others	50,057	**TOTAL STOCKHOLDERS' EQUITY**	**1,584,112**
Allowance for doubtful receivables	(1,538)		
TOTAL ASSETS	**3,783,804**	**TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY**	**3,783,804**

Notes:

(1) Inventories
Finished goods, semi-finished goods and work-in-process : Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
Raw materials : Lower of cost or market. Cost is determined by the moving average method.

(2) Securities and money held in trust
Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains On Securities." The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
Money held in trust is stated at fair value.

(3) Depreciation of tangible fixed assets
Buildings : Straight-line method.
Other tangible fixed assets : Declining-balance method.
Accumulated depreciation of tangible fixed assets: JPY1,765,543 million

(4) Depreciation of intangible fixed assets
Selling, leasing, or otherwise marketing software : Depreciated based on expected gross revenues ratably.
Other intangible fixed assets : Straight-line method.

(5) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability allocable to the interim period is determined based on projected benefit obligation and expected plan assets at March 31, 2002.
Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.
Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.
Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.

(6) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(7)

Short-term receivables from subsidiaries	JPY452,821 million
Long-term receivables from subsidiaries	JPY9,266 million
Short-term payables to subsidiaries	JPY564,875 million

(8) Other current assets include treasury stock of JPY17 million.

(9) In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.

(10) Pledged assets

Investments in subsidiaries	JPY3,998 million

(11) Loan guarantees JPY29,902 million

(12) Net loss per share JPY8.69

2. Statement of Income (From April 1, 2001 to September 30, 2001)

ORDINARY INCOME AND LOSS	Millions of yen
Operating income and loss	
Net sales	1,778,746
Cost of sales	1,455,483
Selling, general and administrative expenses	351,616
Operating loss	**28,353**
Non-operating income and loss	
Non-operating income	27,101
(Interest and dividends)	(22,237)
(Others)	(4,863)
Non-operating expenses	45,437
(Interest)	(6,467)
(Others)	(38,969)
Ordinary loss	**46,689**
EXTRAORDINARY GAIN AND LOSS	
Extraordinary gain	3,775
(Gain on sale of land)	(3,278)
(Gain on sale of investments in securities)	(496)
Loss before income taxes	**42,914**
Income taxes	
Current	2,064
Deferred	(15,968)
Net loss	**29,010**
Unappropriared retained earnings at the beginning of the year	33,767
Unappropriated retained earnings at the end of the period	**4,757**

Notes:

Sales to subsidiaries	JPY755,989 million
Purchases from subsidiaries	JPY1,183,517 million
Non-operating transactions with subsidiaries during	JPY198,222 million

(Translation)

Interim Dividend Statement

For 2001 Business Year

(From April 1, 2001 to September 30, 2001)

To:

Reference Number of Shareholder	:	
Number of Shares Held	:	Shares
Amount of Dividend per Share	:	¥3 per Share
Amount of Dividend	:	¥
Rate of Income Tax Withheld	:	%
Amount of Income Tax Withheld	:	¥
Amount of Dividend after Tax	:	¥

It gives us a pleasure to notify you of your interim dividend for 2001 business year as shown above.

December 3, 2001
Hitachi, Ltd.